EXHIBIT 99.1

Electra Provides Quarterly Update on Capital Markets Activity and Equity Participation Programs

TORONTO, July 06, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today provided a quarterly update on some of its capital markets programs, including its at‑the‑market equity program (“ATM”) and equity participation by employees and directors.

Under the Company’s equity participation programs, employees and directors continue to align with shareholders through market‑based equity ownership. Under the Company’s Employee Share Purchase Program (“ESP”), a total of 26,256 common shares (“Common Shares”) were purchased by employees during the second quarter, with a corresponding 26,256 Common Shares acquired by the Company in accordance with the program. Employee participation included meaningful purchases by Company management. The ESP, as approved by shareholders at the Company’s annual general meeting held June 23, 2026, enables employees to acquire Common Shares. ESP purchases were made at the five-day volume adjusted weighted average as of June 30.

Also on June 30, 2026, the Company granted 91,954 deferred share units (“DSUs”) to its non‑employee directors pursuant to its Deferred Share Unit Plan. The DSUs are intended to further align the interests of the Board of Directors with those of shareholders. Consistent with this alignment, DSUs are granted based on the market price as at June 30 and will be settled in Common Shares upon a director ceasing to serve on the Board, in accordance with the terms of the plan.

The ATM program, launched in late 2025, provides the Company with flexibility to issue and sell, from time to time, up to US$25 million of its Common Shares from treasury at the Company’s discretion, pursuant to an agreement with H.C. Wainwright & Co., LLC. During the quarter ended June 30, 2026, the Company generated gross proceeds of approximately US$2.1 million through the issuance of 3,009,295 Common Shares under the ATM on the Nasdaq Stock Market LLC at a weighted average price of US$0.68 per Common Share. The most recent transaction under the ATM was on June 2, 2026. Since inception, the Company’s average issuance price under the ATM is US$0.88 per Common Share. Commissions of approximately US$70,000 were paid in connection with these distributions during the quarter.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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